PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Drill Program to Test AeroTEM Conductor Targets Now Underway

West Timmins Nickel Project, Timmins, Ontario

September 29, 2005, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN) is pleased to announce the commencement of a minimum 3,000-metre drill program on the West Timmins Nickel Project.  The drill program follows the evaluation of AeroTEM airborne survey results over the Montcalm Mafic Intrusive Complex (MFI), west of Timmins Ontario. The West Timmins Nickel Project is based upon an agreement with Falconbridge Limited (Falconbridge), whereby PFN may earn up to a 100% interest.  The Project covers 355 square kilometres (87,720 acres) approximately 60 km west of Timmins, Ontario (see Location Figure below).

PFN’s exploration activities on the West Timmins Project have focused on evaluating AeroTEM conductors with ground geophysical, prospecting, and geochemical programs for their nickel and copper potential, within the Montcalm Mafic Intrusive Complex (MFI).  This work has defined a number of targets throughout the MFI that now warrant drill testing.  A minimum 3,000-metre Phase 1 drill program has commenced to test these anomalous targets.

The West Timmins Project is adjacent to Falconbridge’s Montcalm deposit.  The deposit contains an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.9 million tonnes grading 1.51% nickel and 0.73% copper are in the Proven and Probable category and are expected to support a mine life of 8.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, a distance of approximately 90 km to the east (See Location Figure).

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PFN News Release, September 29, 2005 – Page 2

In addition to its expertise in platinum group metals (PGMs), PFN’s management has considerable expertise in nickel exploration, and many nickel deposits have been found to contain associated PGMs. In late 2004, PFN established a nickel division. The opportunity to work with Falconbridge provides a strategic link with a major mining and smelting infrastructure in the Sudbury-Timmins Area.

Under the terms of the Agreement PFN will spend $4 million over a four-year period in order to vest with a 100% interest in the Project. Falconbridge will retain a 2% NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first. PFN acts as Project Operator.

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on platinum group metal projects in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project Operator. In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed, and PFN plans to begin drilling the West Timmins Nickel Project by the end of September 2005.  The Company has $4.9 Million in working capital and no debt.

On behalf of the Board of Directors Harry Barr President and CEO

For further information, please call Toll Free 1-800-667-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com,

by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.